June 12, 2007

Open Letter to Fellow Ceridian Corporation Stockholders

Dear Fellow Ceridian Owners:

As you know, the incumbent board of Ceridian Corporation has embarked on a path to sell the company to a consortium of buyers at $36 per share.  We do not support a sale of the company at this low price.  It appears to us that the current deal is an ill-suited response to our proxy contest, and is suboptimal for Ceridian stockholders.

We have retained Lazard Frères & Co. LLC as our financial advisor and are working with Sullivan & Cromwell LLP as our legal advisor. We intend to pursue one or more value-maximizing alternatives.  Since the announcement of the current deal, we have received expressions of interests from both strategic buyers and financial sponsors who are interested in pursuing a variety of possible transactions.

In our view, the value-maximizing course of action is the pursuit of one or a combination of the following alternatives:  (1) a sale of the entire company at a higher price, (2) a sale or separation of one or both of the company’s main operating units, and/or (3) a recapitalization, dividend or self-tender transaction where significant value can be returned to stockholders, whether in combination with a broader transaction or otherwise.

Investment funds managed by Pershing Square Capital Management, L.P. may participate in sponsoring one or more of these alternative transactions, which could involve additional strategic partners or financial sponsors.  We expect, therefore, to approach the company to seek information relevant to our formulation of a more definitive proposal.

Should Ceridian have obtained standstill agreements from any potential bidders, we believe that the incumbent board’s fiduciary duties require Ceridian to waive those standstills and cooperate to enable this process to achieve the highest value reasonably obtainable for all Ceridian stockholders.  We ask that you send this same message to the company.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
Sincerely,
/s/ William A. Ackman